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                   [COMPLETE WELLNESS CENTERS INC. LETTERHEAD]


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Contact:
C. Thomas McMillen, Chairman and C.E.O.            -or-   Investor Relations Counsel
Complete Wellness Centers, Inc.                           The Equity Group Inc.
(202) 639-9700                                            Linda Latman (212) 836-9609
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         SERGIO R. VALLEJO, D.M.D. ELECTED TO COMPLETE WELLNESS CENTERS
                               BOARD OF DIRECTORS


WASHINGTON, D.C.- June 1, 1998 - Complete Wellness Centers, Inc. ("CWC"), a multi-disciplinary healthcare services company, today announced that Sergio R. Vallejo, D.M.D., has been elected to the Company's Board of Directors. With this addition, there are now seven directors serving on Complete Wellness Centers' Board of Directors.

From 1996-1998, Dr. Vallejo, age 34, was Director of Pharmacy Operations in Florida for Sunscript Pharmacy Corporation, a subsidiary of Sun Healthcare, where he grew revenues by 250% and profits by 350%. Dr. Vallejo joined Sunscript after selling the institutional pharmacy that he founded eight years earlier, PVM Prescription Center, to Sun Healthcare. PVM, under Dr. Vallejo's leadership went on to earn the distinguished Sunscript Pharmacy of the Year award in 1997. He also established a new, and what was to become a thriving pharmacy, for the Sunscript national chain.

Dr. Vallejo earned his Bachelor of Science degree in chemistry from the University of South Florida in 1985. While he was in dental school at the University of Florida, he established PVM Prescription Center. In 1989, Dr. Vallejo merged three successful dental practices into one. Following the merger, he reduced overhead expenses, increased efficiency, expanded the practice's patient base and grew both the top and bottom lines.

Dr. Vallejo is also a Director of Universal Building Specialists, a Florida building contractor. His other business interests include ownership in Transworld Senior Services, an assisted living facility development firm, and S&S Enterprises, a real estate company. He is a member of the American Dental Association, the Florida Dental Association and the West Coast Dental Association.


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COMPLETE WELLNESS CENTERS, INC.  NEWS RELEASE                            Page 2
June 1, 1998



C. Thomas McMillen, Chairman and Chief Executive Officer of Complete Wellness Centers, stated, "Dr. Vallejo brings to our Board strong business and financial management expertise along with a solid foundation of education, training and practical work experience in the medical industry. We were impressed by his team-spirited leadership, solid organizational skills and pragmatic management style, which have defined his success and resulted in the rapid growth of each business venture he has undertaken. We are confident that Dr. Vallejo will make a lasting contribution to our Company's future success."

Complete Wellness Centers, Inc., a multi-disciplinary health services company, develops traditional and alternative provider networks, integrated medical centers, and related products focused on patient wellness. Its common stock and warrants trade on the NASDAQ Small Cap market under the symbols, CMWL and CMWLW, respectively.

This release contains forward-looking statements regarding the plans or objectives of the Company for future operations, including development of the multi-disciplinary medical centers. The forward-looking statements included herein are based on current expectations that involve some uncertainties. Actual results may differ materially from those projected in such forward-looking statements.

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